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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 4)

                       TENDER OFFER STATEMENT PURSUANT TO
             SECTION 14()(1) OF THE SECURITIES EXCHANGE ACT OF 1934*

                                       AND

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934**

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                                 MARK VII, INC.
                            (Name of Subject Company)

                          MSAS ACQUISITION CORPORATION
                           MSAS GLOBAL LOGISTICS INC.
                                 OCEAN GROUP PLC
                                    (Bidders)

                     Common Stock, $0.05 par value per share
                         (Title of Class of Securities)

                                    570414102
                      (CUSIP Number of Class of Securities)

                                  John M. Allan
                                 Chief Executive
                                 Ocean Group plc
                              Ocean House, The Ring
                          Bracknell, Berkshire RG12 1AW
                                 United Kingdom
                                 44-1344-302-000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                   Copies To:

                                Steven R. Finley
                           Gibson, Dunn & Crutcher LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 351-4000

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*     Constituting the final amendment to Schedule 14D-1.

** This Amendment No. 4 to Schedule 14D-1 also constitutes Amendment No. 2 to the Statement on Schedule 13D of MSAS Acquisition Corporation, MSAS Global Logistics Inc. and Ocean Group plc with respect to the shares of common stock, par value $0.05 per share, of Mark VII, Inc. beneficially owned by MSAS Acquisition Corporation, MSAS Global Logistics Inc. and Ocean Group plc.

      This Amendment No. 4 amends the Tender Offer Statement on Schedule 14D-1 initially filed on July 29, 1999 by MSAS Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of MSAS Global Logistics Inc., a New York corporation ("Parent"), which is an indirect wholly owned subsidiary of Ocean Group plc, a public limited company organized under the laws of England and Wales ("Ocean Group"), relating to Purchaser's offer to purchase all outstanding shares of common stock, $0.05 par value per share (the "Shares"), of Mark VII, Inc., a Delaware corporation (the "Company"), at a price of $23.00 per Share, net to the tendering stockholder in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 29, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively together constitute the "Offer"). This Amendment No. 4 also constitutes Amendment No. 2 to the Statement on Schedule 13D initially filed on August 5, 1999 (as amended, together with the Schedule 14D-1 as amended, this "Statement") by Purchaser, Parent and Ocean Group with respect to the Shares beneficially owned by Purchaser, Parent and Ocean Group.

Item 5. Purpose of the Tender Offer and Plans or Proposal of the Bidder

      Item 5 is hereby amended to add the following:

      As provided in the Merger Agreement, following completion of the Offer, the number of directors constituting the Company's Board of Directors was increased from seven to eight and five members of the Company's Board of Directors resigned and were replaced by six designees of the Parent: John Allan, John Coghlan, Ian Smith, Stuart Young, Michael Fountain and Timothy Jones. Two of the Company's directors, R.C. Matney and David H. Wedaman, remained on the Board of Directors.

Item 6. Interest in Securities of the Subject Company

      Item 6 is hereby amended to add the following:

      At 12:00 midnight, New York City time, on August 26, 1999, the Offer expired. A total of 8,913,779 Shares were purchased pursuant to the Offer, representing approximately 98.9% percent of the outstanding Shares.

      On September 1, 1999, pursuant to the Agreement and Plan of Merger, dated as of July 27, 1999, by and among the Company, Parent and Purchaser, Purchaser merged with and into the Company in accordance with the relevant provisions of the Delaware General Corporation Law (the "Merger"). At the Effective Time, each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Purchaser, Parent or any subsidiary of Parent or the Company and Shares as to which appraisal rights have been properly exercised) was converted into the right to receive $23.00 in cash.

Item 11. Material to be Filed as Exhibits

      Item 11 is hereby amended by adding the following exhibits:

(a)(10)    Press Release dated September 2, 1999 issued by Ocean Group

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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: September 2, 1999
                                    MSAS ACQUISITION CORPORATION


                                    By: /s/ STUART A. YOUNG
                                        ----------------------------------------
                                        Name:  Stuart A. Young
                                        Title:  Secretary and Treasurer

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: September 2, 1999
                                    MSAS GLOBAL LOGISTICS INC.


                                    By: /s/ MICK P. FOUNTAIN
                                        ----------------------------------------
                                        Name:  Mick P. Fountain
                                        Title:  Regional Chief Executive

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: September 2, 1999
                                    OCEAN GROUP PLC


                                    By: /s/ JOHN M. ALLAN
                                        ----------------------------------------
                                        Name:  John M. Allan
                                        Title:  Chief Executive

                                  EXHIBIT INDEX

                                                                    Sequentially
Exhibit                                                               Numbered
Number   Exhibit Index                                                  Page
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(a)(10)  Press Release dated September 2, 1999 issued by Ocean Group....